Exhibit 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	For the Three Months ended March 31,
(Amounts in thousands except, per share data)	2009	2008
Numerator:
Income from continuing operations	$13,650	$11,532
Income from discontinued operations	2,841	4,705
Redeemable noncontrolling interest in income	(545)	(580)
Preferred stock dividends	(2,953)	(2,953)

Net income available to common shareholders	$12,993	$12,704

Denominator:
Denominator for basic earnings per share—weighted average shares	51,180	50,985
Dilutive effect of stock based awards	—	394

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	51,180	51,379

Basic earnings per share from continuing operations	$0.20	$0.16
Basic earnings per share from discontinued operations	0.05	0.09

Basic earnings per share	$0.25	$0.25

Diluted earnings per share from continuing operations	$0.20	$0.16
Diluted earnings per share from discontinued operations	0.05	0.09

Diluted earnings per share	$0.25	$0.25